THE SPAIN FUND, INC.
Exhibit 77C
811-5189



The Annual Meeting of Shareholders of The Spain Fund, Inc. was held on June 27, 2002. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:       Shares Voted For       Withheld Authority

   Class One Directors
   (term expires 2005)

Luis J. Bastida                5,266,182                108,609
Norman S. Bergel               5,264,556                110,235
Angel Corcostegui              5,261,963                112,288
Agnacio Gomez-Acebo            5,274,881                 99,910
Dr. Reba W. Williams           5,282,606                 92,185

   Class Two Directors
   (term expires 2003)

John D. Carifa                 5,269,634                105,158
Antonio Eraso                  5,268,754                106,037

s:\SPAIN\nsar-77C-2001.doc